# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Unicycive Therapeutics, Inc., CIK 0001766140
CUSIP: 90466Y103
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Alto, California (CA), 94022
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-23-078756
Filed by CIK 0001346824

## Reporting persons
- RA Capital Management, L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,520,120; sole dispositive power 0; shared dispositive power 11,520,120; aggregate amount beneficially owned 11,520,120 (9.9% of the class)
- Peter Kolchinsky: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,520,120; sole dispositive power 0; shared dispositive power 11,520,120; aggregate amount beneficially owned 11,520,120 (9.9% of the class)
- Rajeev Shah: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,520,120; sole dispositive power 0; shared dispositive power 11,520,120; aggregate amount beneficially owned 11,520,120 (9.9% of the class)
- RA Capital Healthcare Fund, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,520,120; sole dispositive power 0; shared dispositive power 11,520,120; aggregate amount beneficially owned 11,520,120 (9.9% of the class)

## Item 1. Issuer
Name of issuer: Unicycive Therapeutics, Inc.
Address of issuer's principal executive offices: 4300 El Camino Real, Suite 210, Los Alto, CA, 94022.

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this report (collectively, the "Reporting Persons") are:

RA Capital Management, L.P. ("RA Capital")
Peter Kolchinsky
Rajeev Shah
RA Capital Healthcare Fund, L.P. (the "Fund")

The Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13G.
Address of principal business office or, if none, residence:
The address of the principal business office of each of the Reporting Persons is:

c/o RA Capital Management, L.P., 200 Berkeley Street, 18th Floor, Boston MA 02116
Citizenship:
RA Capital and the Fund are Delaware limited partnerships.
Dr. Kolchinsky and Mr. Shah are United States citizens.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Row 9 of each Reporting Person's cover page to this Schedule 13G sets forth the aggregate number of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

The Fund directly holds (1) Tranche A Warrants, through which it has the right to acquire shares of Series A-3 Convertible Preferred Stock ("A-3 Preferred Stock"), which will be convertible into 10,973,249 shares of Common Stock, (2) Tranche B Warrants, through which it has the right to acquire shares of Series A-4 Convertible Preferred Stock ("A-4 Preferred Stock"), which will be convertible into 9,975,681 shares of Common Stock, and (3) Tranche C Warrants, through which it has the right to acquire shares of Series A-5 Convertible Preferred Stock ("A-5 Preferred Stock"), which will be convertible into 15,961,089 shares of Common Stock, all of which are subject to a Beneficial Ownership Blocker (as defined below).

The A-3, A-4, and A-5 Preferred Stock (collectively, the "Preferred Stock") are subject to a beneficial ownership blocker ("Beneficial Ownership Blocker"), which precludes the conversion of the Preferred Stock to the extent that, following conversion, the Reporting Persons, together with their affiliates and other attribution parties, would own more than 9.99% of the Common Stock outstanding. The Reporting Persons are currently prohibited from converting the Preferred Stock to the extent that such conversion would result in beneficial ownership of more than 11,520,120 shares of Common Stock.

RA Capital Healthcare Fund GP, LLC is the general partner of the Fund. The general partner of RA Capital is RA Capital Management GP, LLC, of which Dr. Kolchinsky and Mr. Shah are the controlling persons. RA Capital serves as investment adviser for the Fund and may be deemed a beneficial owner, for purposes of Section 13(d) of the Act, of any securities of the Issuer held by the Fund. The Fund has delegated to RA Capital the sole power to vote and the sole power to dispose of all securities held in the Fund's portfolio, including the shares of the Issuer's Common Stock reported herein. Because the Fund has divested voting and investment power over the reported securities it holds and may not revoke that delegation on less than 61 days' notice, the Fund disclaims beneficial ownership of the securities it holds for purposes of Section 13(d) of the Act. As managers of RA Capital, Dr. Kolchinsky and Mr. Shah may be deemed beneficial owners, for purposes of Section 13(d) of the Act, of any securities of the Issuer beneficially owned by RA Capital. RA Capital, Dr. Kolchinsky, and Mr. Shah disclaim beneficial ownership of the securities reported in this Schedule 13G/A other than for the purpose of determining their obligations under Section 13(d) of the Act, and the filing of this Schedule 13G/A shall not be deemed an admission that either RA Capital, Dr. Kolchinsky, or Mr. Shah is the beneficial owner of such securities for any other purpose.
Percent of class: Due to the Beneficial Ownership Blocker of the Preferred Stock, each Reporting Person's beneficial ownership percentage was 9.99% as of December 31, 2024. Such percentage is based upon the sum of (i) 103,796,406 shares of the Issuer's Common Stock outstanding as of November 13, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the "SEC") on November 13, 2024 and (ii) 11,520,120 shares of Common Stock issuable upon conversion of the Preferred Stock. Due to field limitations of the EDGAR filing system, the percentages listed in Row 11 of the Reporting Persons' cover pages have been rounded down to 9.9%.
Sole power to vote or to direct the vote: Row 5 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to vote or to direct the vote: Row 6 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to vote or to direct the vote of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Sole power to dispose or to direct the disposition: Row 7 of each Reporting Person's cover page to this Schedule 13G sets forth the sole power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.
Shared power to dispose or to direct the disposition: Row 8 of each Reporting Person's cover page to this Schedule 13G sets forth the shared power to dispose or to direct the disposition of securities of the Issuer beneficially owned by such Reporting Person as of December 31, 2024 and is incorporated by reference.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement

## Signatures
- RA Capital Management, L.P.: /s/ Peter Kolchinsky, By Peter Kolchinsky, Authorized Signatory (02/14/2025)
- Peter Kolchinsky: /s/ Peter Kolchinsky, Peter Kolchinsky (02/14/2025)
- Rajeev Shah: /s/ Rajeev Shah, Rajeev Shah (02/14/2025)
- RA Capital Healthcare Fund, L.P.: /s/ Peter Kolchinsky, By RA Capital Healthcare Fund GP, LLC, its General Partner, By Peter Kolchinsky, Manager (02/14/2025)